

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

> **Re:** **New GGP, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed September 8, 2010**
> **File No. 333-168111**

Dear Mr. Metz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Business, page 2

1.   Please clarify what you mean by average annual tenant sales per square foot. Particularly, please explain how you determine trailing twelve month comparable sales and comparable square footage. Provide similar disclosure in your table on page 126 of your prospectus.

2.   Please revise to briefly describe how you calculate NOI. Clarify whether operating revenues and expenses reflect historical amounts or estimates of future amounts. Provide similar disclosure in the relevant portion of the Business section of your prospectus.

Blackstone Designation, page 8

3.   We note that your plan sponsors have entered into subscription agreements with
        Blackstone Real Estate Partners VI L.P. Please describe your sponsors' relationship with
        Blackstone Real Estate Partners and provide us with a legal analysis of how the
        Blackstone Designation is consistent with your claimed Section 4(2) exemption for the
        distribution of your common stock to your sponsors.

Plan of Reorganization, page 6

4.   We note your response to comment 17 in our letter dated August 19, 2010. We also note
        your disclosure on pages 62 and 69 that Existing GGP shareholders will receive one share
        of New GGP common stock for each shares of Existing GGP common stock pursuant to
        the Plan. Within this section and in your Plan of Reorganization section on page 43,
        please briefly describe the consequences of your reorganization to Existing GGP
        shareholders.

Funding of the Plan, page 7

5.   We note your response to comment 13 in our letter dated August 19, 2010. Please revise
        the introductory paragraph to include a brief overview of each source of funding for the
        plan and quantify the amount expected from each source to reach the $8.495 billion
        needed to fund the plan. We note that you have provided detailed descriptions of the
        funding sources in this section, but we believe that an overview may be useful to
        investors.

Corporate Structure, page 10

6.   Please revise the chart to include the percentage ownership held by the Public, each of the
        Plan Sponsors, and Blackstone, respectively.

Termination, page 51

7.   We note your response to comment 27 in our letter dated August 19, 2010 and your
        revised disclosure on page 53 of your prospectus. Please expand your disclosure to state
        whether you will seek new capital in the event that you are unable to consummate the
        investment agreements with Fairholme and Pershing Square. In such event, please
        disclose the maximum amount of time you will spend seeking new capital before you
        redeem the notes.

Spinco Note and Indemnity, page 55

8.   Please revise to provide an introductory, summary description of the purpose and effect
        of the Spinco Note. Also, please disclose the material terms of the Spinco Note,
        including the interest rate, if known, the payment dates, and the initial payment date, if
        the Spinco Note is issued.

Dilution, page 68

9.   Please revise your table to present historical net tangible book value and the effects that the transactions described on page 73 have on net tangible book value.

Selected Historical Consolidated Financial Data, page 70

10.   We note your response to prior comment 29 and your revised disclosures on pages 71 and 72. Please tell us how you have complied with Item 503(d) of Regulation S-K. You indicate in your response that you have included pro forma ratios on page 71 but it is unclear if the ratios included are presented on a historical or pro forma basis. Please advise and provide us with your evaluation of the need for disclosure of pro forma ratios.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 73

11.   We note your response to prior comment 30 and your revised disclosure on page 82. Please advise us of the value assigned to these warrants, where the amount is included in your financial information, and how you intend to account for the issuance of the permanent warrants.

12.   We note your response to prior comment 31 and your revised disclosure on pages 73 and 74. Please provide us with a detailed analysis of how you determined that you met the criteria for applying the acquisition method of accounting, and cite the relevant guidance in your response. Identify the acquirer along with your basis for that determination. Please also discuss how you determined that the acquirer obtained control and specifically address the non-control agreements disclosed on page 53 of your filing.

13.   We note your response to prior comment 32 and your revised disclosures. Notwithstanding our comment above regarding the appropriateness of applying the acquisition method of accounting, tell us your basis for your method of determining the purchase price including the assumed value of $10 per share to value the Existing GGP common equity.

14.   We note your response to prior comment 37 and your revised disclosure. Please clarify if you considered whether the below market leases have fixed rate renewal options and, if so, how those are considered in the determination of the amortization period. Discuss probability of these renewals in your response.

Notes to Pro Forma Condensed Consolidated Balance Sheet, page 81

15.   Please revise your pro forma presentation of your condensed consolidated balance sheet and your condensed consolidated statements of operations to cross reference the adjustments to the explanation and calculation of those adjustments within your notes to the pro forma financial statements.

Plan Adjustment, page 81

16.   We note your response to prior comment 34 and your revised disclosure. Please present the items noted in your explanation in footnote (2) *Cash and cash equivalents* in tabular form. Please ensure that the amounts reconcile to the adjustments presented within the pro forma balance sheet. Also, tell us how the amounts relate to the amounts disclosed in the table **"**Use of Funds" on page 82.

Estimated Purchase Price, page 85

17.   Please reconcile the amount of cash on hand presented of $485,000 with the amount disclosed within plan adjustment number 1. Please disclose why the difference exists.

Notes to Pro Forma Condensed Consolidated Statements of Operations

Acquisition Method of Accounting Adjustments, page 88

18.   We have reviewed your response to comment 43. Please revise your pro forma income statement to remove the adjustment that eliminates the provisions for impairment or provide us with additional information regarding your compliance with Article 11 of Regulation S-X.

19.   Please disclose the nature and method of calculation of your adjustment to the amount of equity in income of unconsolidated real estate affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Distribution of Spinco, page 91

20.   Please tell us why you have not included the Spinco note within your description of certain agreements into which you expect to enter with Spinco.

Operations, page 92

21.   We have reviewed your response to comment number 44 and the revised disclosures. Please further revise your disclosure to quantify the amount of revenue attributable to the national tenant which is in bankruptcy. Please also address the expectation that this bankruptcy will have on your liquidity needs.

Historical Reportable Segments, page 93

22.   Please define "trailing 12 month total tenant sales per square feet" as it is used in your operating statistics on page 94.

Results of Operations

Three Months Ended June 30, 2010 and 2009

Retail and Other Segment, page 96

23.   You disclose that minimum rents decreased due to base rents related to, in part, conversion of leases from base rent to percent in lieu leases and rent relief granted. Please expand your discussion to also address the following:

- Explain what you mean by "percent in lieu leases" and "rent relief granted;"

- Discuss the reason for the conversions to percent in lieu leases and your expectations for additional conversions in the future;

- You also note that the decrease in base rents was offset by an increase in percent in lieu rents resulting from the conversion of certain tenants' leases from base rent leases. Please advise us of the net effect on minimum rents due to these conversions; and

- Describe the circumstances surrounding rent relief granted and your expectations for additional relief in the future.

If known, please also quantify the portion of the decrease in minimum rents attributed to each of the causes you describe.

Master Planned Communities Segment, page 97

24.   You disclose that the increase in land sales and land sales operations in 2010 was primarily the result of the recognition of $52.9 million of deferred revenue and $48.3 million of associated costs of sales related to condominium unit sales at the Nouvelle at Natick, where sales through June 30, 2010 have now surpassed the threshold of sold units required for recognition of revenue under percentage of completion method. Please tell us how you determined that it is now appropriate to use the percentage of completion revenue recognition method. Please address each of the criteria detailed in ASC 360-20-40-50 in your response.

Six Months ended June 30, 2010 and 2009

Retail and Other Segment, page 99

25.   You disclose that minimum rents decreased, in part, due to rental revenue associated with co-tenancy clauses that have been triggered. Please expand your discussion to further explain your exposure to these co-tenancy clauses as well as your expectations regarding future triggers. Please discuss, with quantification if possible, any known clauses that are "at risk" of being triggered.

Contractual Cash Obligations and Commitments, page 114

26.   We note your response to prior comment 48. Please tell us why you excluded the
        amounts described in footnote (1) from your historical contractual obligations. It is not
        clear why the adjustments are appropriate for disclosure of historical amounts.

Industry and Market Data, page 121

27.   Within your prospectus, please provide a brief definition or description of the following
        terms:

        - The ISM manufacturing index, page 121;

        - Household net worth, page 122;

        - Household wealth, page 122;

        - S&P/Case-Schiller Home Index, page 122; and

        - University of Michigan Consumer Sentiment Index, page 124.

Business

Policies with Respect to Certain Other Activities, page 137

28.   Please tell us your policy with respect to underwriting the securities of other issuers.
        Note that Item 12 of Form S-11 requires a discussion of your policy with respect to each
        listed activity.

Operating Data, page 155

29.   We note your response to comment 51 in our letter dated August 19, 2010 and your
        revised disclosure on page 155 of your prospectus. Please tell us whether you provide
        tenant concessions. If so, please ensure that the average effective annual rental rate
        reflects those concessions and revise footnote (b) to clarify.

Management, page 157

30.   We note your response to comment 53 in our letter dated August 19, 2010 and your
        revised disclosure on pages 157 and 158. Please provide additional details regarding
        each director's particular skills and attributes that made each individual suitable to be
        named as a director. Currently, you make general statements about financial expertise
        and industry experience, but it is not clear what particular attributes led to the conclusion
        that each person should serve as a director.

Executive Officer Information, page 160

31.   We note your response to comment 54 in our letter dated August 19, 2010 and your
        revised disclosure on page 160 which states that Messrs. Metz and Nolan have agreed to
        remain in their roles at New GGP for up to one year. Please disclose whether, at the
        expiration of that year, Messrs. Metz and Nolan will possibly be eligible for reelection by
        the board of directors.

Executive Compensation

Modifications to Incentive Compensation Programs for 2009 and 2010, page 165

32.   We note that you have targeted your compensation at the market median for your peer
        group. Please provide a discussion of where your actual compensation payments fell
        within your targeted parameters.

KEIP, page 168

33.   We note the various potential effective dates and the related emergence incentive pool
        payouts which are listed on page 170. Please revise to state whether management or the
        compensation committee may, at its discretion, extend the payout dates beyond
        October 1, 2010.

Underwriting, page 202

34.   We note your response to comment 61 in our letter dated August 19, 2010 and your
        revised disclosure on page 202 of your registration statement. Please provide a more
        detailed discussion of the factors the underwriters will consider in the book building
        process to determine the conversion price.

Tax Classification of the Notes, page 208

35.   We note your response to comment 62 in our letter dated August 19, 2010; however, it appears that you still have not provided an opinion regarding the tax treatment of the notes. Your disclosure states the tax classification of the notes is uncertain and you intend to take the position that the notes are properly treated as debt convertible into equity for U.S. federal income tax purposes. We also note the disclosure on page 209, which states that investors will not recognize any income, gain or loss on the conversion of notes solely into common stock. Please provide a revised tax opinion that clearly addresses the tax classification of the notes and the tax consequences of conversion. If counsel is unable to opine, the opinion should explain why counsel is not able to opine on the tax consequences and discuss the possible outcomes and risks to investors. If counsel issues a qualified opinion, the opinion should explain why counsel is unable to provide an unqualified opinion and describe the degree of uncertainty in the opinion. In either case, the disclosure should reflect the opinion provided by tax counsel.

Taxation of New GGP, page 217

36.   We note the disclosure on page 65, which indicates that Existing GGP declared a dividend in the fourth quarter of 2009 to satisfy REIT distribution requirements for 2009. Please tell us whether Existing GGP has continually satisfied the requirements to maintain REIT status and whether compliance by Existing GGP has any bearing on the ability of New GGP to qualify as a REIT for 2010 and in future years.

37.   We note your response to comment 63 in our letter dated August 19, 2010. Please revise the disclosure to clarify that Arnold & Porter has also opined that your proposed method of operations will enable you to meet the requirements for qualification and taxation as a REIT, consistent with the language in the draft opinion.

Legal Matters, page 228

38.   Please revise to clarify that Weil, Gotshal & Manges LLP is opining on certain tax consequences.

General Growth Properties, Inc. – Unaudited Interim Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 1 – Organization

General, page F-109

39.   You disclose on page F-31 and page F-109 that certain of your properties had fair values less than their carrying amounts. However, based on your plans with respect to those properties, you believe that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no additional impairments were taken. Please expand your disclosure to specifically identify these properties and their carrying amounts. Furthermore, in your MD&A please disclose the percentages by which the undiscounted cash flows exceed the carrying amounts, the significant assumptions used in the undiscounted cash flow analyses that you have relied upon, and a discussion of the degree of uncertainty associated with those key assumptions.

40.   We note your disclosure of impairment losses recognized on pages F-29 and F-109. Please expand your disclosure to discuss the facts and circumstances leading to each of these impairments. For reference, see ASC 360-10-50-2.

41.   We note your disclosure on page 24 that you expect your properties in the Gulf of Mexico region to suffer economically from job losses and reduced tourism as result of the oil spill in 2010. Please tell us if you considered this to be a triggering event requiring testing for recoverability of those properties. Please provide us with the details of your analysis, if applicable. Please see ASC 360-10-35-21 for reference.

Fair Value Measurements, page F-112

42.   We note your response to prior comment 66. You state that you maintain full control over all operating and management decisions of the Special Consideration Properties. However, your disclosure on page F-113 states that prior to emergence of the TopCo Debtors, the respective lender can change the manager of the property or put the property in receivership and GGP has the right to deed the property to the lender. Please advise us how you considered these rights of the lenders when concluding that you maintain full control over all operating and management decisions; further discuss how you determined that consolidation was the appropriate method of accounting for these properties and the accounting guidance that you relied upon.

Note 8 – Commitments and Contingencies

Contingent Stock Agreement, page F-139

43.   You disclose that as of June 30, 2010 you recorded an incremental liability with such
        amount reflected as additional investment (approximately $178 million) in the CSA
        Assets which is included in investment property and property held for development and
        sale. Since the amount to be paid for the CSA Assets became probable and estimable
        during the three months ended June 30, 2010, please tell us if you considered
        determination of this payment to be a triggering event requiring testing for recoverability.
        Please provide us with the details of your analysis, if applicable. Please see ASC 360-10-
        35-21 for reference.

Exhibit 8.1

44.   We note the last paragraph of the draft opinion, which states that the opinion is rendered
        only to New GGP, Inc. This limitation on reliance is not appropriate because investors
        must be able to rely on the opinion. Please provide a revised opinion that omits this
        limitation on reliance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Matthew D. Bloch, Esq.
        Weil, Gotshal & Manges LLP
        Via *facsimile*: (212) 310-8007